Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2017 Results Earnings News Release • Three and Twelve months ended October 31, 2017

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Fourth Quarter 2017 consolidated financial results for the year ended October 31, 2017, included in this Earnings News Release and the audited 2017 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD's website at http://www.td.com/investor/. This analysis is dated November 29, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the TD's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the 2017 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $1.42, compared with $1.20.
•	Adjusted diluted earnings per share were $1.36, compared with $1.22.
•	Reported net income was $2,712 million, compared with $2,303 million.
•	Adjusted net income was $2,603 million, compared with $2,347 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $5.50, compared with $4.67.
•	Adjusted diluted earnings per share were $5.54, compared with $4.87.
•	Reported net income was $10,517 million, compared with $8,936 million.
•	Adjusted net income was $10,587 million, compared with $9,292 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $78 million ($59 million after tax or 3 cents per share), compared with $80 million ($60 million after tax or 3 cents per share) in the fourth quarter last year.
•	Charges associated with the Scottrade transaction of $46 million ($36 million after tax or 2 cents per share).
•	Dilution gain on the Scottrade transaction of $204 million ($204 million after tax or 11 cents per share).

TORONTO, November 30, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the fourth quarter ended October 31, 2017. Fourth quarter reported earnings were $2.7 billion, up 18% on a reported basis and 11% on an adjusted basis compared with the same quarter last year, reflecting growth across both Canadian and U.S. Retail segments. Reported earnings for the year were $10.5 billion, an increase of 18% over last year and adjusted earnings were $10.6 billion, an increase of 14%.

"We are pleased with our performance this quarter and our overall earnings growth in 2017," said Bharat Masrani, Group President and Chief Executive Officer. "Our businesses delivered good revenue growth and market share gains, and we made significant investments to transform and enhance the customer experience."

Canadian Retail

Canadian Retail net income was $1,664 million, an increase of 11% from the fourth quarter last year, reflecting good revenue growth and continued focus on expense management. Our Canadian Retail businesses delivered increased loan and deposit volumes this quarter, which led to record real estate lending originations this year, and we continue to maintain industry-leading chequing and savings volumes. TD Direct Investing introduced two new enhancements to the TD mobile banking App this quarter – push notifications for price and volume alerts, and complex option orders, further extending our Canadian industry leadership on the mobile platform.

U.S. Retail

U.S. Retail reported net income was $776 million (US$621 million) and adjusted net income was $812 million (US$650 million), an increase of 11% (16% in U.S. dollars) on a reported basis and 16% (21% in U.S. dollars) on an adjusted basis, compared with the fourth quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $671 million (US$538 million) and adjusted net income of $687 million (US$551 million), an increase of 10% (16% in U.S. dollars) on a reported basis and 13% (18% in U.S. dollars) on an adjusted basis, compared with the fourth quarter last year. The U.S. Retail Bank recorded good revenue growth on market share gains and increased loan and deposit volumes.

TD Ameritrade contributed $105 million (US$83 million) in reported earnings to the segment and $125 million (US$99 million) in adjusted earnings, a 13% increase (17% in U.S. dollars) on a reported basis and 34% (39% in U.S. dollars) on an adjusted basis, compared with the fourth quarter last year.

Wholesale Banking

Wholesale Banking net income was $231 million. Revenue for the quarter was $694 million, a decrease of $47 million, or 6%, compared with the fourth quarter last year reflecting lower trading-related revenue due to weaker capital markets activity. Wholesale Banking continues to invest in new product and service areas with the continued expansion of our U.S. dollar businesses and the opening of our Tokyo office.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 1

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.7%, compared to 11.0% last quarter.

Conclusion

"I would like to thank our 85,000 colleagues for enriching the lives of our customers and communities," said Masrani. "As we build the better bank of the future, we remain focused on harnessing the power of our people, business and brand, and delivering One TD to those we serve. Current economic and market conditions bode well for us to deliver strong financial results in 2018."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2017	2017	2016	2017	2016
Results of operations
Total revenue	$9,270	$9,286	$8,745	$36,149	$34,315
Provision for credit losses	578	505	548	2,216	2,330
Insurance claims and related expenses	615	519	585	2,246	2,462
Non-interest expenses	4,828	4,855	4,848	19,366	18,877
Net income – reported	2,712	2,769	2,303	10,517	8,936
Net income – adjusted[1]	2,603	2,865	2,347	10,587	9,292
Financial position (billions of dollars)
Total loans net of allowance for loan losses	$612.6	$592.4	$585.7	$612.6	$585.7
Total assets	1,279.0	1,202.4	1,177.0	1,279.0	1,177.0
Total deposits	832.8	773.9	773.7	832.8	773.7
Total equity	75.2	73.5	74.2	75.2	74.2
Total Common Equity Tier 1 Capital risk-weighted assets[2]	435.8	408.8	405.8	435.8	405.8
Financial ratios
Return on common equity – reported	15.4%	15.5%	13.3%	14.9%	13.3%
Return on common equity – adjusted[3]	14.7	16.1	13.6	15.0	13.9
Efficiency ratio – reported	52.1	52.3	55.4	53.6	55.0
Efficiency ratio – adjusted[1]	52.3	51.4	54.8	53.1	53.9
Provision for credit losses as a % of net average loans and
acceptances[4]	0.39	0.33	0.37	0.37	0.41
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.42	$1.46	$1.20	$5.51	$4.68
Diluted	1.42	1.46	1.20	5.50	4.67
Dividends per share	0.60	0.60	0.55	2.35	2.16
Book value per share	37.76	36.32	36.71	37.76	36.71
Closing share price[5]	73.34	64.27	60.86	73.34	60.86
Shares outstanding (millions)
Average basic	1,845.8	1,846.5	1,855.4	1,850.6	1,853.4
Average diluted	1,849.9	1,850.2	1,858.8	1,854.8	1,856.8
End of period	1,839.6	1,848.6	1,857.2	1,839.6	1,857.2
Market capitalization (billions of Canadian dollars)	$134.9	$118.8	$113.0	$134.9	$113.0
Dividend yield[6,7]	3.5%	3.7%	3.8%	3.6%	3.9%
Dividend payout ratio	42.1	41.1	45.7	42.6	46.1
Price-earnings ratio	13.3	12.1	13.0	13.3	13.0
Total shareholder return (1 year)[8]	24.8	17.1	17.9	24.8	17.9
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.36	$1.51	$1.23	$5.55	$4.88
Diluted	1.36	1.51	1.22	5.54	4.87
Dividend payout ratio	43.9%	39.7%	44.8%	42.3%	44.3%
Price-earnings ratio	13.2	11.9	12.5	13.2	12.5
Capital Ratios
Common Equity Tier 1 Capital ratio[2]	10.7%	11.0%	10.4%	10.7%	10.4%
Tier 1 Capital ratio[2]	12.3	12.8	12.2	12.3	12.2
Total Capital ratio[2]	14.9	15.6	15.2	14.9	15.2
Leverage ratio	3.9	4.1	4.0	3.9	4.0
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively. As the Bank is constrained by the Basel 1 regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel 1 risk weights which are the same for all capital ratios.
3	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the 2017 MD&A and Note 8 of the 2017 Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2017 MD&A and Note 8 of the 2017 Consolidated Financial Statements.
5	Toronto Stock Exchange (TSX) closing market price.
6	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
7	Dividend yield is calculated as the dividend per common share divided by the daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter, and b) for the full year – dividend per common share paid during the year.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.
TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2017	2017	2016	2017	2016
Net interest income	$5,330	$5,267	$5,072	$20,847	$19,923
Non-interest income	3,940	4,019	3,673	15,302	14,392
Total revenue	9,270	9,286	8,745	36,149	34,315
Provision for credit losses	578	505	548	2,216	2,330
Insurance claims and related expenses	615	519	585	2,246	2,462
Non-interest expenses	4,828	4,855	4,848	19,366	18,877
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,249	3,407	2,764	12,321	10,646
Provision for income taxes	640	760	555	2,253	2,143
Equity in net income of an investment in TD Ameritrade	103	122	94	449	433
Net income – reported	2,712	2,769	2,303	10,517	8,936
Preferred dividends	50	47	43	193	141
Net income available to common shareholders and
non-controlling interests in subsidiaries	$2,662	$2,722	$2,260	$10,324	$8,795
Attributable to:
Common shareholders	$2,627	$2,693	$2,231	$10,203	$8,680
Non-controlling interests	35	29	29	121	115
TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2017	2017	2016	2017	2016
Operating results – adjusted
Net interest income	$5,330	$5,267	$5,072	$20,847	$19,923
Non-interest income[1]	3,736	4,061	3,654	15,099	14,385
Total revenue	9,066	9,328	8,726	35,946	34,308
Provision for credit losses	578	505	548	2,216	2,330
Insurance claims and related expenses	615	519	585	2,246	2,462
Non-interest expenses[2]	4,739	4,797	4,784	19,092	18,496
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,134	3,507	2,809	12,392	11,020
Provision for income taxes	669	780	572	2,336	2,226
Equity in net income of an investment in TD Ameritrade[3]	138	138	110	531	498
Net income – adjusted	2,603	2,865	2,347	10,587	9,292
Preferred dividends	50	47	43	193	141
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,553	2,818	2,304	10,394	9,151
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	35	29	29	121	115
Net income available to common shareholders – adjusted	2,518	2,789	2,275	10,273	9,036
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(78)	(74)	(80)	(310)	(335)
Charges associated with the Scottrade transaction[5]	(46)	–	–	(46)	–
Dilution gain on the Scottrade transaction[6]	204	–	–	204	–
Loss on sale of TD Direct Investing business in Europe[7]	–	(42)	–	(42)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	–	–	19	41	7
Impairment of goodwill, non-financial assets, and other charges[9]	–	–	–	–	(111)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(19)	(18)	(20)	(78)	(89)
Charges associated with the Scottrade transaction	(10)	–	–	(10)	–
Dilution gain on the Scottrade transaction	–	–	–	–	–
Loss on sale of TD Direct Investing business in Europe	–	(2)	–	(2)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	3	7	1
Impairment of goodwill, non-financial assets, and other charges	–	–	–	–	5
Total adjustments for items of note	109	(96)	(44)	(70)	(356)
Net income available to common shareholders – reported	$2,627	$2,693	$2,231	$10,203	$8,680
1	Adjusted non-interest income excludes the following items of note: Dilution gain on the Scottrade transaction, as explained in footnote 6 - fourth quarter 2017 – $204 million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 7 - third quarter 2017 – $42 million. Fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 8 - first quarter 2017 – $41 million gain, fourth quarter 2016 – $19 million gain, second quarter 2016 – $58 million loss, and first quarter 2016 – $46 million gain. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 - fourth quarter 2017 – $63 million, third quarter 2017 – $58 million, second quarter 2017 – $63 million, first quarter 2017 – $64 million, fourth quarter 2016 – $64 million, third quarter 2016 – $63 million, second quarter 2016 – $69 million, and first quarter 2016 – $74 million, reported in the Corporate segment. Charges associated with the Bank's acquisition of Scottrade Bank, as explained in footnote 5 - fourth quarter 2017 – $26 million, reported in the U.S. Retail segment. Impairment of goodwill, certain intangibles, other non-financial assets, and other charges, as further explained in footnote 9 - second quarter 2016 – $111 million, reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 - fourth quarter 2017 – $15 million, third quarter 2017 – $16 million, second quarter 2017 – $15 million, first quarter 2017 – $16 million, fourth quarter 2016 – $16 million, third quarter 2016 – $16 million, second quarter 2016 – $17 million, and first quarter 2016 – $16 million. These amounts were reported in the Corporate segment. The Bank's share of costs associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 - fourth quarter 2017 – $20 million. This amount was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade. Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income including $26 million ($16 million after tax) relating to the charges associated with the Bank's acquisition of Scottrade Bank and $20 million after tax amounts relating to the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade reported in the U.S. Retail segment.
6	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights (together with the Bank's acquisition of Scottrade Bank and TD Ameritrade's acquisition of Scottrade, the "Scottrade transaction"). As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.
7	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax, which remains subject to the final purchase price adjustment, was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
8	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
9	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that had been experiencing continued losses. These amounts are reported in the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2017	2017	2016	2017	2016
Basic earnings per share – reported	$1.42	$1.46	$1.20	$5.51	$4.68
Adjustments for items of note[2]	(0.06)	0.05	0.03	0.04	0.20
Basic earnings per share – adjusted	$1.36	$1.51	$1.23	$5.55	$4.88

Diluted earnings per share – reported	$1.42	$1.46	$1.20	$5.50	$4.67
Adjustments for items of note[2]	(0.06)	0.05	0.02	0.04	0.20
Diluted earnings per share – adjusted	$1.36	$1.51	$1.22	$5.54	$4.87
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2017	2017	2016	2017	2016
Provision for income taxes – reported	$640	$760	$555	$2,253	$2,143
Total adjustments for items of note[1]	29	20	17	83	83
Provision for income taxes – adjusted	$669	$780	$572	$2,336	$2,226
Effective income tax rate – reported	19.7%	22.3%	20.1%	18.3%	20.1%
Effective income tax rate – adjusted[2,3]	21.3	22.2	20.4	18.9	20.2

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2017	2017	2016	2017	2016
Average common equity	$67,859	$68,777	$66,769	$68,349	$65,121
Net income available to common shareholders – reported	2,627	2,693	2,231	10,203	8,680
Items of note, net of income taxes[1]	(109)	96	44	70	356
Net income available to common shareholders – adjusted	2,518	2,789	2,275	10,273	9,036
Return on common equity – reported	15.4%	15.5%	13.3%	14.9%	13.3%
Return on common equity – adjusted	14.7	16.1	13.6	15.0	13.9

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT EVENTS IN 2017

On September 18, 2017, the Bank acquired 100% of the outstanding equity of Scottrade Bank, a federal savings bank wholly-owned by Scottrade, for cash consideration of approximately $1.6 billion (US$1.4 billion). Scottrade Bank merged with TD Bank, N.A. In connection with the acquisition, TD has agreed to accept sweep deposits from Scottrade clients, expanding the Bank's sweep deposit activities. The acquisition is consistent with the Bank's U.S. strategy and is accounted for as a business combination under the purchase method.

The acquisition contributed $15 billion of investment securities, $5 billion of loans, and $19 billion of deposit liabilities. Goodwill of $34 million reflects the excess of the consideration paid over the fair value of the identifiable net assets acquired. The results of the acquired business have been consolidated from the date of close and are included in the U.S. Retail segment.

TD Ameritrade also concurrently completed its acquisition of Scottrade on September 18, 2017 for cash and TD Ameritrade shares. Pursuant to its pre-emptive rights, the Bank purchased 11.1 million new common shares in TD Ameritrade. As a result of the share issuance, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 6

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2017 MD&A, and Note 29 of the Bank's Consolidated Financial Statements for the year ended October 31, 2017. For information concerning the Bank's measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $26 million, compared with $86 million in the fourth quarter last year, and $59 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	October 31	July 31	October 31
	2017	2017	2016
Net interest income	$2,773	$2,692	$2,551
Non-interest income	2,625	2,637	2,599
Total revenue	5,398	5,329	5,150
Provision for credit losses	244	238	263
Insurance claims and related expenses	615	519	585
Non-interest expenses	2,272	2,219	2,250
Provision for (recovery of) income taxes	603	628	550
Net income	$1,664	$1,725	$1,502

Selected volumes and ratios
Return on common equity[1]	45.7%	46.9%	41.5%
Margin on average earning assets (including securitized assets)	2.86	2.84	2.78
Efficiency ratio	42.1	41.6	43.7
Assets under administration (billions of Canadian dollars)[2]	$387	$370	$379
Assets under management (billions of Canadian dollars)[2]	283	272	271
Number of Canadian retail branches	1,128	1,138	1,156
Average number of full-time equivalent staff	38,222	38,736	39,149
1	Capital allocated to the business segment was based on 9% CET1 Capital in fiscal 2017 and 2016.
2	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q4 2017 vs. Q4 2016

Canadian Retail net income for the quarter was $1,664 million, an increase of $162 million, or 11%, compared with the fourth quarter last year. The increase in earnings reflects revenue growth and lower PCL, partially offset by higher insurance claims and higher non-interest expenses. The annualized ROE for the quarter was 45.7%, compared with 41.5% in the fourth quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,398 million, an increase of $248 million, or 5%, compared with the fourth quarter last year.

Net interest income increased $222 million, or 9%, reflecting loan and deposit volume growth, and higher margins. Average loan volumes increased $19 billion, or 5%, compared with the fourth quarter last year, reflecting 4% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $23 billion, or 8%, compared with the fourth quarter last year, reflecting 6% growth in personal deposit volumes, 12% growth in business deposit volumes, and 4% growth in wealth deposit volumes. Margin on average earning assets was 2.86%, an 8 basis points (bps) increase, reflecting recent increases in interest rates and favourable balance sheet mix.

Non-interest income increased $26 million, or 1%, reflecting higher fee-based revenue in the banking businesses and wealth asset growth, partially offset by higher liabilities associated with increased customer engagement in credit card loyalty programs.

AUA were $387 billion as at October 31, 2017, an increase of $8 billion, or 2%, and AUM were $283 billion as at October 31, 2017, an increase of $12 billion, or 4%, compared with the fourth quarter of last year, both reflecting new asset growth and increases in market value.

PCL for the quarter was $244 million, a decrease of $19 million, or 7%, compared with the fourth quarter last year. Personal banking PCL was $240 million, a decrease of $5 million, or 2%. Business banking PCL was $4 million, a decrease of $14 million. Annualized PCL as a percentage of credit volume was 0.25%, or a decrease of 3 bps. Net impaired loans were $555 million, a decrease of $150 million, or 21%. Net impaired loans as a percentage of total loans were 0.14%, compared with 0.19% as at October 31, 2016.

Insurance claims and related expenses for the quarter were $615 million, an increase of $30 million, or 5%, compared with the fourth quarter last year, reflecting higher current year claims, partially offset by less weather-related events and more favourable prior years' claims development.

Non-interest expenses for the quarter were $2,272 million, an increase of $22 million, or 1%, compared with the fourth quarter last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in technology initiatives, partially offset by productivity savings and the sale of the Direct Investing business in Europe.

The efficiency ratio for the quarter was 42.1%, compared with 43.7% in the fourth quarter last year.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 7

Quarterly comparison – Q4 2017 vs. Q3 2017

Canadian Retail net income for the quarter decreased $61 million, or 4%, compared with the prior quarter. The decrease in earnings reflects higher insurance claims, non-interest expenses, and PCL, partially offset by higher revenue. The annualized ROE for the quarter was 45.7%, compared with 46.9% in the prior quarter.

Revenue increased $69 million, or 1%, compared with the prior quarter. Net interest income increased $81 million, or 3%, reflecting loan and deposit volume growth, and higher margins. Average loan volumes increased $8 billion, or 2%, compared with the prior quarter, reflecting 2% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $3 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal deposit volumes and 2% growth in business deposit volumes, partially offset by a 2% decrease in wealth deposit volumes. Margin on average earning assets was 2.86%, or a 2 bps increase, primarily as a result of the recent increases in interest rates in the quarter.

Non-interest income decreased $12 million, reflecting lower fee-based revenue in the banking businesses and higher liabilities associated with increased customer engagement in credit card loyalty programs, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims.

AUA were $387 billion as at October 31, 2017, an increase of $17 billion, or 5%, and AUM were $283 billion as at October 31, 2017, an increase of $11 billion, or 4%, compared with the third quarter of this year, both reflecting new asset growth and increases in market value.

PCL for the quarter increased $6 million, or 3%, compared with the prior quarter. Personal banking PCL for the quarter increased $13 million, or 6%, reflecting higher provisions in the credit cards portfolio in the current quarter. Business banking PCL decreased $7 million. Annualized PCL as a percentage of credit volume was 0.25%, or flat. Net impaired loans decreased $16 million, or 3%. Net impaired loans as a percentage of total loans were 0.14%, compared with 0.15% as at July 31, 2017.

Insurance claims and related expenses for the quarter increased $96 million, or 18%, compared with the prior quarter reflecting higher current year claims, changes in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income, partially offset by less weather-related events and more favourable prior years' claims development.

Non-interest expenses increased $53 million, or 2%, reflecting business growth, higher employee-related expenses, and higher investment in technology.

The efficiency ratio for the quarter was 42.1%, compared with 41.6% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 8

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted)		For the three months ended
	October 31	July 31	October 31
Canadian Dollars	2017	2017	2016
Net interest income	$1,872	$1,924	$1,832
Non-interest income	669	715	592
Total revenue[1]	2,541	2,639	2,424
Provision for credit losses	203	180	193
Non-interest expenses – reported	1,529	1,466	1,499
Non-interest expenses – adjusted	1,503	1,466	1,499
Provision for (recovery of) income taxes – reported	138	210	124
Provision for (recovery of) income taxes – adjusted	148	210	124
U.S. Retail Bank net income – reported	671	783	608
U.S. Retail Bank net income – adjusted[2]	687	783	608
Equity in net income of an investment in TD Ameritrade – reported	105	118	93
Equity in net income of an investment in TD Ameritrade – adjusted[3]	125	118	93
Net income – reported	776	901	701
Net income – adjusted	$812	$901	$701

U.S. Dollars
Net interest income	$1,498	$1,457	$1,396
Non-interest income	534	542	452
Total revenue[1]	2,032	1,999	1,848
Provision for credit losses	163	137	146
Non-interest expenses – reported	1,222	1,113	1,142
Non-interest expenses – adjusted	1,201	1,113	1,142
Provision for (recovery of) income taxes – reported	109	159	95
Provision for (recovery of) income taxes – adjusted	117	159	95
U.S. Retail Bank net income – reported	538	590	465
U.S. Retail Bank net income – adjusted[2]	551	590	465
Equity in net income of an investment in TD Ameritrade – reported	83	88	71
Equity in net income of an investment in TD Ameritrade – adjusted[3]	99	88	71
Net income – reported	621	678	536
Net income – adjusted	$650	$678	$536

Selected volumes and ratios
Return on common equity – reported[4]	9.3%	10.3%	8.3%
Return on common equity – adjusted[4]	9.7	10.3	8.3
Margin on average earning assets[1,5]	3.18	3.14	3.13
Efficiency ratio – reported	60.1	55.7	61.8
Efficiency ratio – adjusted	59.1	55.7	61.8
Assets under administration (billions of U.S. dollars)[6]	$18	$18	$17
Assets under management (billions of U.S. dollars)[6]	63	61	66
Number of U.S. retail stores	1,270	1,260	1,278
Average number of full-time equivalent staff	26,094	25,812	26,103
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank - fourth quarter 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: The Bank's share of costs associated with TD Ameritrade's acquisition of Scottrade - fourth quarter 2017 – $20 million or US$16 million after tax amounts. For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
4	Capital allocated to the business segments was based on 9% CET1 Capital in fiscal 2017 and 2016.
5	The margin on average earning assets excludes the impact related to the TD Ameritrade Insured Deposit Accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
6	Effective the first quarter of 2017, the Bank changed the framework for classifying AUA and AUM. The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q4 2017 vs. Q4 2016

U.S. Retail reported net income for the quarter was $776 million (US$621 million), an increase of $75 million (US$85 million), or 11% (16% in U.S. dollars), compared with the fourth quarter last year. On an adjusted basis, net income for the quarter was $812 million (US$650 million), an increase of $111 million (US$114 million), or 16% (21% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 9.3% and 9.7% respectively, compared with 8.3%, in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $671 million (US$538 million) and $105 million (US$83 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $687 million (US$551 million) and $125 million (US$99 million), respectively.

The reported contribution from TD Ameritrade of US$83 million increased US$12 million, or 17% compared with the fourth quarter last year, primarily due to higher asset-based revenue, partially offset by charges associated with the Scottrade transaction. On an adjusted basis, the contribution from TD Ameritrade increased US$28 million, or 39%.

U.S. Retail Bank reported net income for the quarter increased US$73 million, or 16%, due to a more favourable interest rate environment, higher loan and deposit volumes, and fee income growth, partially offset by higher expenses. U.S. Retail Bank adjusted net income increased US$86 million, or 18%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,032 million, an increase of US$184 million, or 10%, compared with the fourth quarter last year. Net interest income increased US$102 million, or 7%, primarily due to a more favourable interest rate environment and growth in loan and deposit volumes, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in non-interest income. Margin on average earning assets was 3.18%, a 5 bps increase due to the same prior year accounting impact. Excluding this impact, margin increased 16 bps, primarily due to higher interest rates. Non-interest income increased US$82 million, or 18%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 9

Average loan volumes increased US$8 billion, or 6%, compared with the fourth quarter last year due to growth in business and personal loans of 5% and 7%, respectively. Average deposit volumes increased US$17 billion, or 7%, reflecting 2% growth in business deposit volumes, 7% growth in personal deposit volumes, and an 11% increase in sweep deposit volume from TD Ameritrade. The increase in sweep deposit volume was primarily driven by the Scottrade transaction.

AUA were US$18 billion as at October 31, 2017, an increase of 5%, compared with the fourth quarter last year, primarily due to higher private banking balances. AUM were US$63 billion as at October 31, 2017, a decrease of 5%, primarily due to the previously disclosed outflow from an institutional account, partially offset by positive market returns.

PCL for the quarter was US$163 million, an increase of US$17 million, or 12%, compared with the fourth quarter last year. Personal banking PCL was US$161 million, an increase of US$56 million, or 53%, primarily due to higher provisions related to growth and mix in auto lending and credit cards. Business banking PCL was US$9 million, a decrease of US$31 million, primarily due to higher increase in commercial allowance in the prior year. PCL associated with debt securities classified as loans was a benefit of US$7 million, a decrease of US$8 million reflecting improvement in cash flows associated with underlying mortgage assets. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$54 million, or 4%. Excluding ACI loans and debt securities classified as loans, net impaired loans as a percentage of total loans were 0.9% as at October 31, 2017, a decrease of 0.1% compared with the fourth quarter last year.

Reported non-interest expenses for the quarter were US$1,222 million, an increase of US$80 million, or 7%, compared with the fourth quarter last year, reflecting higher employee costs and investments in business initiatives, volume growth, and charges associated with the Scottrade transaction, partially offset by productivity savings and charges for store closures in the prior year. On an adjusted basis, non-interest expenses increased US$59 million, or 5%.

The reported and adjusted efficiency ratios for the quarter were 60.1% and 59.1% respectively, compared with 61.8%, in the fourth quarter last year.

Quarterly comparison – Q4 2017 vs. Q3 2017

U.S. Retail reported net income decreased US$57 million, or 8%, compared with the prior quarter, while adjusted net income decreased US$28 million, or 4%. U.S. Retail Canadian dollar net income decreased $125 million, or 14%, with a decrease in adjusted net income by $89 million, or 10%. The reported and adjusted annualized ROE for the quarter was 9.3% and 9.7% respectively, compared to 10.3% in the prior quarter.

The reported contribution from TD Ameritrade decreased US$5 million, or 6%, compared with the prior quarter primarily due to charges associated with the Scottrade transaction, partially offset by higher asset-based revenue. On an adjusted basis, the contribution from TD Ameritrade increased US$11 million, or 13%.

U.S. Retail Bank reported net income for the quarter decreased US$52 million, or 9%, compared with the prior quarter, due to higher expenses and PCL, partially offset by higher revenue. U.S. Retail Bank adjusted net income for the quarter decreased US$39 million, or 7%.

Revenue for the quarter increased US$33 million, or 2%, compared with the prior quarter. Net interest income increased US$41 million, or 3%, primarily due to higher loan and deposit volumes and a more favourable interest rate environment. Margin on average earning assets was 3.18%, a 4 bps increase, primarily due to higher interest rates and balance sheet mix. Non-interest income decreased US$8 million.

Average loan volumes increased US$4 billion, or 3%, compared with the prior quarter, due to growth in business and personal loans of 1% and 5%, respectively. Average deposit volumes increased US$9 billion, or 4%, reflecting 2% growth in business deposit volumes and a 9% increase in sweep deposit volume from TD Ameritrade. The increase in sweep deposit volume was primarily driven by the Scottrade transaction.

AUA were US$18 billion as at October 31, 2017, relatively flat compared with the prior quarter. AUM were US$63 billion as at October 31, 2017, an increase of 3%, primarily due to positive market returns.

PCL for the quarter increased US$26 million, or 19%, compared with the prior quarter. Personal banking PCL was US$161 million, an increase of US$41 million, or 34%, primarily reflecting seasonal trends in the credit card and auto portfolios. Business banking PCL was US$9 million, a decrease of US$7 million. PCL associated with debt securities classified as loans was a benefit of US$7 million, a decrease of US$8 million, reflecting improvement in cash flows associated with underlying mortgage assets. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, an increase of US$18 million, or 1%. Excluding ACI loans and debt securities classified as loans, net impaired loans as a percentage of total loans were relatively flat at 0.9% as at October 31, 2017.

Reported non-interest expenses for the quarter increased US$109 million, or 10%, compared with the prior quarter, primarily due to seasonal increase in regulatory fees, higher investments in business initiatives and employee costs, as well as charges associated with the Scottrade transaction, partially offset by charges for store closures in the prior quarter. On an adjusted basis, non-interest expenses increased US$88 million, or 8%.

The reported and adjusted efficiency ratios for the quarter were 60.1% and 59.1% respectively, compared with 55.7% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 10

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	October 31	July 31	October 31
	2017	2017	2016
Net interest income (TEB)	$277	$329	$396
Non-interest income[1]	417	573	345
Total revenue	694	902	741
Provision for (recovery of) credit losses	–	–	1
Non-interest expenses	420	504	432
Provision for (recovery of) income taxes (TEB)	43	105	70
Net income	$231	$293	$238

Selected volumes and ratios
Trading-related revenue (TEB)	$311	$463	$380
Gross drawn (billions of Canadian dollars)[2]	20.3	19.6	20.7
Return on common equity[3]	16.0%	19.6%	16.1%
Efficiency ratio	60.5	55.9	58.3
Average number of full-time equivalent staff	4,043	4,014	3,893
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.
3	Capital allocated to the business segment was based on 9% CET1 Capital in fiscal 2017 and 2016.

Quarterly comparison – Q4 2017 vs. Q4 2016

Wholesale Banking net income for the quarter was $231 million, a decrease of $7 million, or 3%, compared with the fourth quarter last year reflecting lower revenue, partially offset by lower non-interest expenses and lower taxes. The annualized ROE for the quarter was 16.0%, compared with 16.1% in the fourth quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $694 million, a decrease of $47 million, or 6%, compared with the fourth quarter last year reflecting lower trading-related revenue due to weaker capital markets activity.

Non-interest expenses were $420 million, a decrease of $12 million, or 3%, compared with the fourth quarter last year reflecting lower variable compensation, partially offset by operating expenses related to TD Prime Services.

Quarterly comparison – Q4 2017 vs. Q3 2017

Wholesale Banking net income for the quarter decreased $62 million, or 21%, compared with the prior quarter reflecting lower revenue, partially offset by lower non-interest expenses and lower taxes. The annualized ROE for the quarter was 16.0%, compared with 19.6% in the prior quarter.

Revenue for the quarter decreased $208 million, or 23%, compared with the prior quarter reflecting lower trading-related revenue, underwriting, and corporate lending fees.

Non-interest expenses for the quarter decreased $84 million, or 17%, compared with the prior quarter primarily reflecting lower variable compensation.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 11

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	October 31	July 31	October 31
	2017	2017	2016
Net income (loss) – reported[1,2]	$41	$(150)	$(138)
Pre-tax adjustments for items of note[3]
Amortization of intangibles	78	74	80
Dilution gain on the Scottrade transaction[4]	(204)	–	–
Loss on sale of the Direct Investing business in Europe	–	42	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[2]	–	–	(19)
Total pre-tax adjustments for items of note	(126)	116	61
Provision for (recovery of) income taxes for items of note	19	20	17
Net income (loss) – adjusted	$(104)	$(54)	$(94)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(182)	$(166)	$(215)
Other	43	83	92
Non-controlling interests	35	29	29
Net income (loss) – adjusted	$(104)	$(54)	$(94)

Selected volumes
Average number of full-time equivalent staff	14,212	14,528	13,830
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
4	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuance, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized the above dilution gain.

Quarterly comparison – Q4 2017 vs. Q4 2016

Corporate segment's reported net income for the quarter was $41 million, compared with a reported net loss of $138 million in the fourth quarter last year. The year-over-year increase in reported net income was primarily attributable to the dilution gain on the Scottrade transaction in the current quarter and decrease in net corporate expenses, partially offset by lower contribution from Other items. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current quarter. Other items decreased primarily due to lower revenue from treasury and balance sheet management activities, and favourable impact of tax items recognized in the same quarter last year. Adjusted net loss was $104 million, compared with an adjusted net loss of $94 million in the fourth quarter last year.

Quarterly comparison – Q4 2017 vs. Q3 2017

Corporate segment's reported net income for the quarter was $41 million, compared with a reported net loss of $150 million in the prior quarter. The quarter over quarter increase in reported net income was primarily attributable to the dilution gain on the Scottrade transaction in the current quarter and the loss on sale of the Direct Investing business in Europe the prior quarter, partially offset by lower contribution from Other items and increase in net corporate expenses. Other items decreased primarily due to lower revenue from treasury and balance sheet management activities, and favourable impact of tax items recognized in the prior quarter. Net corporate expenses increased due to higher positive impact of tax adjustments in the prior quarter and timing of certain other expenses in the current quarter. Adjusted net loss was $104 million, compared with an adjusted net loss of $54 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
ASSETS
Cash and due from banks	$3,971	$3,907
Interest-bearing deposits with banks	51,185	53,714
	55,156	57,621
Trading loans, securities, and other	103,918	99,257
Derivatives	56,195	72,242
Financial assets designated at fair value through profit or loss	4,032	4,283
Available-for-sale securities	146,411	107,571
	310,556	283,353
Held-to-maturity securities	71,363	84,395
Securities purchased under reverse repurchase agreements	134,429	86,052
Loans
Residential mortgages	222,079	217,336
Consumer instalment and other personal	157,101	144,531
Credit card	33,007	31,914
Business and government	200,978	194,074
Debt securities classified as loans	3,209	1,674
	616,374	589,529
Allowance for loan losses	(3,783)	(3,873)
Loans, net of allowance for loan losses	612,591	585,656
Other
Customers' liability under acceptances	17,297	15,706
Investment in TD Ameritrade	7,784	7,091
Goodwill	16,156	16,662
Other intangibles	2,618	2,639
Land, buildings, equipment, and other depreciable assets	5,313	5,482
Deferred tax assets	2,497	2,084
Amounts receivable from brokers, dealers, and clients	29,971	17,436
Other assets	13,264	12,790
	94,900	79,890
Total assets	$1,278,995	$1,176,967
LIABILITIES
Trading deposits	$79,940	$79,786
Derivatives	51,214	65,425
Securitization liabilities at fair value	12,757	12,490
Other financial liabilities designated at fair value through profit or loss	8	190
	143,919	157,891
Deposits
Personal	468,155	439,232
Banks	25,887	17,201
Business and government	338,782	317,227
	832,824	773,660
Other
Acceptances	17,297	15,706
Obligations related to securities sold short	35,482	33,115
Obligations related to securities sold under repurchase agreements	88,591	48,973
Securitization liabilities at amortized cost	16,076	17,918
Amounts payable to brokers, dealers, and clients	32,851	17,857
Insurance-related liabilities	6,775	7,046
Other liabilities	20,462	19,696
	217,534	160,311
Subordinated notes and debentures	9,528	10,891
Total liabilities	1,203,805	1,102,753
EQUITY
Shareholders' Equity
Common shares	20,931	20,711
Preferred shares	4,750	4,400
Treasury shares – common	(176)	(31)
Treasury shares – preferred	(7)	(5)
Contributed surplus	214	203
Retained earnings	40,489	35,452
Accumulated other comprehensive income (loss)	8,006	11,834
	74,207	72,564
Non-controlling interests in subsidiaries	983	1,650
Total equity	75,190	74,214
Total liabilities and equity	$1,278,995	$1,176,967
1	The amounts as at October 31, 2017 and October 31, 2016, have been derived from audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 13

CONSOLIDATED STATEMENT OF INCOME[1]
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2017	2016	2017	2016
Interest income
Loans	$6,258	$5,589	$23,663	$21,751
Securities
Interest	1,275	978	4,595	3,672
Dividends	212	241	1,128	912
Deposits with banks	141	68	446	225
	7,886	6,876	29,832	26,560
Interest expense
Deposits	1,858	1,340	6,615	4,758
Securitization liabilities	133	103	472	452
Subordinated notes and debentures	103	107	391	395
Other	462	254	1,507	1,032
	2,556	1,804	8,985	6,637
Net interest income	5,330	5,072	20,847	19,923
Non-interest income
Investment and securities services	1,095	1,064	4,459	4,143
Credit fees	278	268	1,130	1,048
Net securities gain (loss)	41	28	128	54
Trading income (loss)	141	83	303	395
Service charges	658	656	2,648	2,571
Card services	560	582	2,388	2,313
Insurance revenue	943	945	3,760	3,796
Other income (loss)	224	47	486	72
	3,940	3,673	15,302	14,392
Total revenue	9,270	8,745	36,149	34,315
Provision for credit losses	578	548	2,216	2,330
Insurance claims and related expenses	615	585	2,246	2,462
Non-interest expenses
Salaries and employee benefits	2,427	2,321	10,018	9,298
Occupancy, including depreciation	442	481	1,794	1,825
Equipment, including depreciation	252	239	992	944
Amortization of other intangibles	186	182	704	708
Marketing and business development	203	198	726	743
Restructuring charges (recovery)	(4)	1	2	(18)
Brokerage-related fees	74	78	314	316
Professional and advisory services	324	379	1,165	1,232
Other	924	969	3,651	3,829
	4,828	4,848	19,366	18,877
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,249	2,764	12,321	10,646
Provision for (recovery of) income taxes	640	555	2,253	2,143
Equity in net income of an investment in TD Ameritrade	103	94	449	433
Net income	2,712	2,303	10,517	8,936
Preferred dividends	50	43	193	141
Net income available to common shareholders and non-controlling interests
in subsidiaries	$2,662	$2,260	$10,324	$8,795
Attributable to:
Common shareholders	$2,627	$2,231	$10,203	$8,680
Non-controlling interests in subsidiaries	35	29	121	115
Earnings per share (Canadian dollars)
Basic	$1.42	$1.20	$5.51	$4.68
Diluted	1.42	1.20	5.50	4.67
Dividends per common share (Canadian dollars)	0.60	0.55	2.35	2.16
1	The amounts for the three months ended October 31, 2017, and October 31, 2016, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2017, and October 31, 2016, have been derived from audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1]
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2017	2016	2017	2016
Net income	$2,712	$2,303	$10,517	$8,936
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Change in unrealized gains (losses) on available-for-sale securities[2]	97	39	467	274
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[3]	(61)	(13)	(143)	(56)
	36	26	324	218
Net change in unrealized foreign currency translation gains (losses) on
Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	2,275	1,639	(2,534)	1,290
Reclassification to earnings of net losses (gains) on investments in foreign operations[4]	–	–	(17)	–
Net gains (losses) on hedges of investments in foreign operations[5]	(637)	(349)	659	34
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[6]	–	–	4	–
	1,638	1,290	(1,888)	1,324
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in net gains (losses) on derivatives designated as cash flow hedges[7]	888	591	(1,454)	835
Reclassification to earnings of net losses (gains) on cash flow hedges[8]	(1,120)	(1,110)	(810)	(752)
	(232)	(519)	(2,264)	83
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[9]	(79)	(139)	325	(882)
Total other comprehensive income (loss), net of income taxes	1,363	658	(3,503)	743
Total comprehensive income (loss) for the year	$4,075	$2,961	$7,014	$9,679
Attributable to:
Common shareholders	$3,990	$2,889	$6,700	$9,423
Preferred shareholders	50	43	193	141
Non-controlling interests in subsidiaries	35	29	121	115
1	The amounts for the three months ended October 31, 2017, and October 31, 2016, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2017, and October 31, 2016, have been derived from audited financial statements.
2	Net of income tax recovery of $16 million for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax provision of $25 million). Net of income tax provision of $150 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of $125 million).
3	Net of income tax recovery of $27 million for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax provision of $12 million). Net of income tax recovery of $36 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of $32 million).
4	Net of income tax provision of nil for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of nil).
5	Net of income tax recovery of $227 million for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax recovery of $126 million). Net of income tax provision of $237 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of $9 million).
6	Net of income tax provision of nil for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax provision of nil). Net of income tax recovery of $1 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of nil).
7	Net of income tax provision of $489 million for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax provision of $375 million). Net of income tax recovery of $789 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of $599 million).
8	Net of income tax provision of $622 million for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax provision of $624 million). Net of income tax provision of $258 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax provision of $533 million).
9	Net of income tax recovery of $15 million for the three months ended October 31, 2017 (three months ended October 31, 2016 – net of income tax recovery of $71 million). Net of income tax provision of $129 million for the twelve months ended October 31, 2017 (twelve months ended October 31, 2016 – net of income tax recovery of $340 million).
TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 15

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1]
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2017	2016	2017	2016
Common shares
Balance at beginning of period	$20,912	$20,597	$20,711	$20,294
Proceeds from shares issued on exercise of stock options	27	30	148	186
Shares issued as a result of dividend reinvestment plan	82	84	329	335
Purchase of shares for cancellation	(90)	–	(257)	(104)
Balance at end of period	20,931	20,711	20,931	20,711
Preferred shares
Balance at beginning of period	4,750	3,400	4,400	2,700
Issue of shares	–	1,000	350	1,700
Balance at end of period	4,750	4,400	4,750	4,400
Treasury shares – common
Balance at beginning of period	(22)	(42)	(31)	(49)
Purchase of shares	(2,684)	(1,361)	(9,654)	(5,769)
Sale of shares	2,530	1,372	9,509	5,787
Balance at end of period	(176)	(31)	(176)	(31)
Treasury shares – preferred
Balance at beginning of period	(8)	(5)	(5)	(3)
Purchase of shares	(38)	(58)	(175)	(115)
Sale of shares	39	58	173	113
Balance at end of period	(7)	(5)	(7)	(5)
Contributed surplus
Balance at beginning of period	207	197	203	214
Net premium (discount) on sale of treasury shares	6	10	23	26
Issuance of stock options, net of options exercised	–	(1)	(8)	(28)
Other	1	(3)	(4)	(9)
Balance at end of period	214	203	214	203
Retained earnings
Balance at beginning of period	39,473	34,387	35,452	32,053
Net income attributable to shareholders	2,677	2,274	10,396	8,821
Common dividends	(1,105)	(1,019)	(4,347)	(4,002)
Preferred dividends	(50)	(43)	(193)	(141)
Share issue expenses and others	–	(8)	(4)	(14)
Net premium on repurchase of common shares and redemption of preferred shares	(427)	–	(1,140)	(383)
Actuarial gains (losses) on employee benefit plans	(79)	(139)	325	(882)
Balance at end of period	40,489	35,452	40,489	35,452
Accumulated other comprehensive income (loss), net of income taxes
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	587	273	299	81
Other comprehensive income (loss)	36	26	324	218
Balance at end of period	623	299	623	299
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	6,153	8,389	9,679	8,355
Other comprehensive income (loss)	1,638	1,290	(1,888)	1,324
Balance at end of period	7,791	9,679	7,791	9,679
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(176)	2,375	1,856	1,773
Other comprehensive income (loss)	(232)	(519)	(2,264)	83
Balance at end of period	(408)	1,856	(408)	1,856
Total accumulated other comprehensive income	8,006	11,834	8,006	11,834
Total shareholders' equity	74,207	72,564	74,207	72,564
Non-controlling interests in subsidiaries
Balance at beginning of period	1,588	1,633	1,650	1,610
Net income attributable to non-controlling interests in subsidiaries	35	29	121	115
Redemption of REIT preferred shares	(617)	–	(617)	–
Other	(23)	(12)	(171)	(75)
Balance at end of period	983	1,650	983	1,650
Total equity	$75,190	$74,214	$75,190	$74,214
1	The amounts for the three months ended October 31, 2017, and October 31, 2016, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2017, and October 31, 2016, have been derived from audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED STATEMENT OF CASH FLOWS[1]
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2017	2016	2017	2016
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,352	$2,858	$12,770	$11,079
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	578	548	2,216	2,330
Depreciation	146	168	603	629
Amortization of other intangibles	186	182	704	708
Net securities losses (gains)	(41)	(28)	(128)	(54)
Equity in net income of an investment in TD Ameritrade	(103)	(94)	(449)	(433)
Dilution gain	(204)	–	(204)	–
Deferred taxes	(19)	83	175	103
Changes in operating assets and liabilities
Interest receivable and payable	3	10	(283)	7
Securities sold short	676	(11,449)	2,367	(5,688)
Trading loans and securities	(4,099)	3,677	(4,661)	(4,100)
Loans net of securitization and sales	(15,488)	(14,600)	(22,332)	(44,158)
Deposits	38,173	22,226	40,150	81,885
Derivatives	(3,194)	1,321	1,836	5,403
Financial assets and liabilities designated at fair value through profit or loss	(230)	51	245	96
Securitization liabilities	(290)	(1,050)	(1,575)	(3,321)
Other	(1,698)	(2,061)	3,436	(193)
Net cash from (used in) operating activities	17,748	1,842	34,870	44,293
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	10,473	(9,789)	39,618	(18,183)
Issuance of subordinated notes and debentures	–	2,012	1,500	3,262
Redemption of subordinated notes and debentures	(270)	–	(2,520)	(1,000)
Common shares issued	24	26	125	152
Preferred shares issued	–	992	346	1,686
Repurchase of common shares	(517)	–	(1,397)	(487)
Redemption of non-controlling interests in subsidiaries	(626)	–	(626)	–
Sale of treasury shares	2,575	1,440	9,705	5,926
Purchase of treasury shares	(2,722)	(1,419)	(9,829)	(5,884)
Dividends paid	(1,073)	(978)	(4,211)	(3,808)
Distributions to non-controlling interests in subsidiaries	(26)	(29)	(112)	(115)
Net cash from (used in) financing activities	7,838	(7,745)	32,599	(18,451)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(5,584)	891	2,529	(11,231)
Activities in available-for-sale securities
Purchases	(14,036)	(17,745)	(63,339)	(52,775)
Proceeds from maturities	6,541	6,518	30,775	28,454
Proceeds from sales	1,829	1,961	4,977	4,665
Activities in held-to-maturity securities
Purchases	(1,833)	(5,285)	(17,807)	(20,575)
Proceeds from maturities	3,687	6,019	27,729	15,193
Proceeds from sales	–	–	452	–
Activities in debt securities classified as loans
Purchases	(10)	–	(2,471)	(41)
Proceeds from maturities	48	90	337	654
Proceeds from sales	15	–	447	1
Net purchases of land, buildings, equipment, and other depreciable assets	(305)	(341)	(434)	(797)
Changes in securities purchased (sold) under reverse repurchase agreements	(14,029)	14,057	(48,377)	11,312
Net cash acquired from (paid for) divestitures, acquisitions, and the purchase of TD Ameritrade shares	(2,129)	–	(2,129)	–
Net cash from (used in) investing activities	(25,806)	6,165	(67,311)	(25,140)
Effect of exchange rate changes on cash and due from banks	78	52	(94)	51
Net increase (decrease) in cash and due from banks	(142)	314	64	753
Cash and due from banks at beginning of period	4,113	3,593	3,907	3,154
Cash and due from banks at end of period	$3,971	$3,907	$3,971	$3,907
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$756	$565	$2,866	$1,182
Amount of interest paid during the period	2,384	1,728	8,957	6,559
Amount of interest received during the period	7,505	6,569	28,393	25,577
Amount of dividends received during the period	242	220	1,153	921

1	The amounts for the three months ended October 31, 2017, and October 31, 2016, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2017, and October 31, 2016, have been derived from audited financial statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 17

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results for these segments for the three and twelve months ended October 31 are presented in the following tables.

Results by Business Segment[1,2]
(millions of Canadian dollars)			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking[3,4]		Corporate[3,4]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$2,773	$2,551	$1,872	$1,832	$277	$396	$408	$293	$5,330	$5,072
Non-interest income (loss)	2,625	2,599	669	592	417	345	229	137	3,940	3,673
Total revenue[5]	5,398	5,150	2,541	2,424	694	741	637	430	9,270	8,745
Provision for (recovery of) credit losses	244	263	203	193	–	1	131	91	578	548
Insurance claims and related expenses	615	585	–	–	–	–	–	–	615	585
Non-interest expenses	2,272	2,250	1,529	1,499	420	432	607	667	4,828	4,848
Income (loss) before income taxes	2,267	2,052	809	732	274	308	(101)	(328)	3,249	2,764
Provision for (recovery of) income taxes	603	550	138	124	43	70	(144)	(189)	640	555
Equity in net income of an investment in
TD Ameritrade	–	–	105	93	–	–	(2)	1	103	94
Net income (loss)	$1,664	$1,502	$776	$701	$231	$238	$41	$(138)	$2,712	$2,303

			For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$10,611	$9,979	$7,486	$7,093	$1,804	$1,685	$946	$1,166	$20,847	$19,923
Non-interest income (loss)	10,451	10,230	2,735	2,366	1,467	1,345	649	451	15,302	14,392
Total revenue[5]	21,062	20,209	10,221	9,459	3,271	3,030	1,595	1,617	36,149	34,315
Provision for (recovery of) credit losses	986	1,011	792	744	(28)	74	466	501	2,216	2,330
Insurance claims and related expenses	2,246	2,462	–	–	–	–	–	–	2,246	2,462
Non-interest expenses	8,934	8,557	5,878	5,693	1,929	1,739	2,625	2,888	19,366	18,877
Income (loss) before income taxes	8,896	8,179	3,551	3,022	1,370	1,217	(1,496)	(1,772)	12,321	10,646
Provision for (recovery of) income taxes	2,371	2,191	671	498	331	297	(1,120)	(843)	2,253	2,143
Equity in net income of an investment in
TD Ameritrade	–	–	442	435	–	–	7	(2)	449	433
Net income (loss)	$6,525	$5,988	$3,322	$2,959	$1,039	$920	$(369)	$(931)	$10,517	$8,936

									As at
Total assets[6]	$404,444	$383,011	$403,937	$388,749	$406,138	$342,478	$64,476	$62,729	$1,278,995	$1,176,967
1	The amounts for the three months ended October 31, 2017, and October 31, 2016, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2017, and October 31, 2016, have been derived from audited financial statements.
2	The presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share.
3	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
4	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap (CDS) and interest rate swap contracts hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate Segment.
5	Effective fiscal 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
6	Total assets as at October 31, 2017 and October 31, 2016, have been derived from audited financial statements.
TD BANK GROUP • FOURTH QUARTER 2017 • EARNINGS NEWS RELEASE	Page 18

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 505000

Louisville, KY 40233

or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On September 18, 2017, the Bank announced that the TSX and OSFI approved the Bank’s amended NCIB to repurchase for cancellation up to an additional 20 million of the Bank’s common shares. Pursuant to the amended Notice of Intention filed with the TSX, the NCIB ends on March 20, 2018, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Annual Report on Form 40-F (U.S.)

A copy of the Bank's Annual Report on Form 40-F for fiscal 2017 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank's Annual Report on Form 40-F for fiscal 2017 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

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Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2017 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on November 30, 2017. The call will be available live via TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on November 30, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-640-5942 or 1-800-289-0438 (toll free) and the passcode is 5768293.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on November 30, 2017, until 6 p.m. ET on December 29, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 5768293.

Annual Meeting

Thursday, March 29, 2018

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.3 trillion in assets on October 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

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